Exhibit 99.1

BRAZIL POTASH PRESELLS 91% OF FUTURE PRODUCTION, CATALZYING CONSTRUCTION FINANCING PHASE

•	Final critical mineral offtake agreement with Kimia Solutions key to obtain project finance for construction

•	Advances Brazil’s fertilizer autonomy goal via contract with leading domestic distributor

•	Third major binding Take-or-Pay agreement following Keytrade and AMAGGI offtakes

•	Combined commitments now total approximately 91% of planned production, pre-sold for contracts ranging from 10 to 17 years, securing over 2 million tons of sales annually

MANAUS, BRAZIL, October 28, 2025 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a mineral exploration and development company with a critical mineral potash agriculture project, the Autazes Project, today announced the execution of its third and final definitive commercial offtake agreement between Potássio do Brasil Ltda., a wholly-owned subsidiary of the Company, and Kimia Solutions Ltda. (“Kimia”), part of Bulkfertz, a Brazilian fertilizer trading and distribution company established in 1978 by Nelson Moreno.

The binding agreement (the “Agreement”) establishes a 10-year take-or-pay commitment for Kimia to purchase up to 704,000 tons of potash annually from the Autazes Potash Project at market prices.

“This agreement with Kimia represents exceptional commercial momentum, with all three major take-or-pay offtake agreements completed as planned, securing pre-sales of over two million tons of annual production for up to 17 years,” said Matt Simpson CEO of Brazil Potash. “Achieving approximately 91% contracted capacity positions us to further advance project financing discussions, knowing we have industry leading Brazilian partners committed to directly purchase or distribute our potash.”

“This commitment with Brazil Potash represents a transformative opportunity for Brazilian agriculture and aligns perfectly with our mission to strengthen our partnership with the domestic fertilizer supply chains,” said Elie Cohen, CEO of Kimia Solutions. “As part of the Bulkfertz Group, we have the distribution infrastructure and market relationships to ensure this domestically produced potash reaches farmers efficiently and cost-effectively throughout our current and loyal customer base all over Brazil.”

This agreement not only enhances our product portfolio but also supports Brazil’s strategic objective of reducing import dependency while providing our agricultural supply chain with a reliable, competitive source of this critical nutrient.” added Nelson Moreno, partner of Kimia Solutions and founder of Bulkfertz Group.

Key Terms of the Agreement

•	Volume Commitment: Kimia will purchase between 23% to 32% of Brazil Potash’s annual potash production, up to a maximum of 704,000 tons per year, on a take-or-pay basis.

•	Contract Duration: The Agreement has a 10-year term, aligning project financing requirements and ensuring long-term revenue visibility and stability.

•	Production Ramp-Up: Kimia’s offtake obligations will commence upon the start of production and scale proportionally during the ramp-up period to full production capacity.

•	Strategic Flexibility: The Agreement permits Brazil Potash to assign future payment rights to financial institutions for project financing purposes.

Commercial Strategy Progress

The Kimia Agreement provides strong revenue visibility essential for project financing and demonstrates robust market demand for domestically produced Brazilian potash. The remaining production will be reserved for spot sales to capture potential market premiums, accommodate maintenance outages and production variability.

This commercial milestone follows the Company’s recently signed MOU with Fictor Energia for approximately $200 million in power line construction funding and a $20 million equity investment. Together, these strategic partnerships significantly de-risk both the commercial and infrastructure components of the Autazes Project.

About Kimia Solutions

Kimia Solutions was born from Bulkfertz’s journey that started in 1978 with a focus on the future. In 2024, Bulkfertz sold over two million tons of fertilizer to over 150 clients spread across Brazil. The company has a highly qualified team, representing major international manufacturers of raw materials for the fertilizer industry and serves the main players in the Brazilian market.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements as defined within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995, which are statements that are not historical facts. All statements, other than statements of historical facts, included herein and public statements by our officers or representatives, that address activities, events or developments that our management expects or anticipates will or may occur in the future, are forward-looking statements, including but not limited to such things as future business strategy, plans and goals, competitive strengths and expansion and growth of our business. These forward-looking statements, along with terms such as “anticipate,” “expect,” “intend,” “may,” “will,” “should,” and other comparable terms, involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future, and include risks related to changes in our operations; uncertainties concerning estimates; industry-related risks; the commercial success of, and risks related to, our development activities; uncertainties and risks related to our reliance on contractors and consultants. Those statements include statements regarding the intent, belief, or current expectations of the Company and members of its management, as well as the assumptions on which such statements are based, and such forward-looking statements include, without limitation, statements regarding the definitive offtake agreement with Kimia and its anticipated benefits, the possibility of advancing project financing discussions, project development timelines, construction advancement, production capacity, market demand projections, cost advantages, environmental benefits, and the status of the Company’s project, government regulation, and environmental regulation. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance or achievements may differ materially from those made in or suggested by the forward-looking statements contained in this news release. In addition, even if our results, performance, or achievements are consistent with the forward-looking statements contained in this news release, those results, performance or achievements may not be indicative of results, performance or achievements in subsequent periods.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission and other filings. These risks include, but are not limited to, fluctuations in potash supply and demand, changes in competitive pressures, timing and amount of capital expenditures, changes in capital markets, currency and exchange rate fluctuations, unexpected geological or environmental conditions, changes in government legislation and regulations, political or economic developments in relevant jurisdictions, success in obtaining required licenses and permits, ability to secure project financing, and other operational risks.

Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com